EXHIBIT (a)(12)

                                                 For Release: July 16, 1997
                                                      CONTACT: GINGER SMITH
                                                             (704) 329-4018

                 COMPASS GROUP COMPLETES DAKA TENDER OFFER

     July 16, 1997 (Charlotte, NC) . . . Compass Group PLC announced that its subsidiary Compass Holdings, Inc. completed its tender offer for DAKA International's contract foodservice business following the distribution by DAKA International, Inc. of its restaurant business to its shareholders.

     In the tender offer, which expired at 5:00 pm, New York City time, on July 15, 1997, 10,643,021 shares of common stock of DAKA International (Nasdaq National Market: DKAI) were tendered and accepted for payment at the purchase price of $7.50 in cash, representing approximately 95% of DAKA International's outstanding common stock. In addition, immediately prior to the consummation of the tender offer, DAKA International distributed one share of common stock of a new corporation, Unique Casual Restaurants, Inc. ("Unique"), for each DAKA International share then outstanding. Unique has informed Compass Holdings that the common stock of Unique has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "UNIQ".

     Compass Holdings plans to initiate a short form merger in order to acquire all of the remaining shares of DAKA International common stock. Pursuant to the short form merger, the shares of DAKA International common stock that were not tendered (other than shares as to which dissenters' rights are asserted) will be converted into the right to receive $7.50 per share in cash. The short form merger is presently anticipated to take place on July 18, 1997. Plans for the acquisition were initially announced on May 27, 1997.

     Through its DAKA, Inc. subsidiary, DAKA International's contract foodservice business operates approximately 310 contracts in 710 locations in 34 states across the US and employs approximately 9,700 people.

     Compass Group, incorporated in England and Wales, is one of the world's largest foodservice companies and employs over 130,000 people worldwide.

     For more information contact Ginger Smith, Director of Marketing and Communications, Compass Group, USA Division at
(704) 329-4018 or Ron Morley, Compass Group PLC at (011)44-193-
257-3005.